[Latham & Watkins LLP Letterhead]

December 8, 2005

VIA EDGAR and HAND DELIVERY

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc. Amendment No. 9 to Registration Statement on Form S-1 File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 9 to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2005, and amended by Amendment No. 1 on June 13, 2005, Amendment No. 2 on August 11, 2005, Amendment No. 3 on September 19, 2005, Amendment No. 4 on October 21, 2005, Amendment No. 5 on November 4, 2005, Amendment No. 6 on November 21, 2005, Amendment No. 7 on November 28, 2005 and Amendment No. 8 on December 1, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 9, three of which have been marked to show changes from Amendment No. 8.

Amendment No. 9 has been revised to reflect the Company’s response to the comment received by facsimile on December 5, 2005 from the staff of the Commission (the “Staff”). Specifically, the Company has revised its disclosure on page 132 of the Registration Statement regarding its pending purchase of Cerium Laboratories as requested by the Staff.

Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding the Registration Statement.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP